UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Graphic Packaging Holding Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

388689 101

(CUSIP Number)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Copy to:

Andrew Smith, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 388689 101

1.	Names of Reporting Persons TPG Advisors IV, Inc. I.R.S. Identification Nos. of above persons (entities only) 20-0348083
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 132,158,875 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 132,158,875 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,158,875 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 38.8%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation of the foregoing percentage is based on 340,425,441 shares of Issuer Common Stock (as defined herein) outstanding as of March 10, 2008.

CUSIP No. 388689 101

1.	Names of Reporting Persons TPG Advisors V, Inc. I.R.S. Identification Nos. of above persons (entities only) 20-4578492
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 132,158,875 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 132,158,875 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,158,875 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 38.8%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation of the foregoing percentage is based on 340,425,441 shares of Issuer Common Stock (as defined herein) outstanding as of March 10, 2008.

CUSIP No. 388689 101

1.	Names of Reporting Persons David Bonderman I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 132,158,875 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 132,158,875 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,158,875 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 38.8%*
14.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 340,425,441 shares of Issuer Common Stock (as defined herein) outstanding as of March 10, 2008.

CUSIP No. 388689 101

1.	Names of Reporting Persons James G. Coulter I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 132,158,875 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 132,158,875 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,158,875 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 38.8%*
14.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 340,425,441 shares of Issuer Common Stock (as defined herein) outstanding as of March 10, 2008.

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Graphic Packaging Holding Company, a Delaware corporation (“GPK” or the “Issuer”). The address of the principal executive office of the Issuer is 814 Livingston Court, Marietta, Georgia 30067.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): TPG Advisors IV, Inc., a Delaware corporation (“Advisors IV”), TPG Advisors V, Inc., a Delaware corporation (“Advisors V”), David Bonderman and James G. Coulter. The business address of each of the Reporting Persons is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The principal business of each of Advisors IV and Advisors V is serving as the sole ultimate general partner of related entities (including TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P. and TPG FOF V – B, L.P. (collectively, the “TPG Funds”)) engaged in making investments in securities of public and private companies.

Advisors IV is the sole general partner of TPG GenPar IV, L.P., a Delaware limited partnership, which in turn is the sole general partner of each of TPG Bluegrass IV – AIV 1, L.P. (“TPG IV – AIV 1”) and TPG Bluegrass IV – AIV 2, L.P. (“TPG IV – AIV 2” and together with TPG IV – AIV 1, the “TPG IV Funds”). Advisors V is the sole general partner of TPG GenPar V, L.P., a Delaware limited partnership, which in turn is the sole general partner of each of TPG Bluegrass V – AIV 1, L.P. (“TPG V – AIV 1”), TPG Bluegrass V – AIV 2 L.P. (“TPG V – AIV 2”), TPG FOF V – A, L.P. (“TPG FOF V – A”) and TPG FOF V – B, L.P. (“TPG FOF V – B” and together with TPG V – AIV 1, TPG V – AIV 2 and TPG FOF V – A, the “TPG V Funds”). Through the TPG IV Funds and the TPG V Funds, the Reporting Persons beneficially own the 132,158,875 shares of Issuer Common Stock reported herein.

The present principal occupation of David Bonderman is Chairman of the Board and President of each of Advisors IV and Advisors V and other affiliated entities.

The present principal occupation of James G. Coulter is director and Vice President of each of Advisors IV and Advisors V and other affiliated entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of each of Advisors IV and Advisors V are listed on Schedule I.

Each of David Bonderman, James G. Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, on March 10, 2008 the TPG Funds and related entities consummated the exchange of equity interests in Bluegrass Container Holdings, LLC (the “BCH Equity Interests”) for shares of Issuer Common Stock, all as contemplated by the Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007 (the “Transaction Agreement”), by and among the Issuer, Graphic Packaging Corporation (“Graphic”), Bluegrass Container Holdings, LLC, TPG Bluegrass IV, L.P. (“TPG IV, L.P.”), TPG Bluegrass IV, Inc. (“TPG IV, Inc.”), TPG IV – AIV 2, TPG Bluegrass V, L.P. (“TPG V, L.P.”), TPG Bluegrass V, Inc. (“TPG V, Inc.”), TPG Bluegrass V – AIV 2, TPG FOF V – A, TPG FOF V – B, Field Holdings, Inc. (“Field Holdings”), BCH Management, LLC (together with TPG IV, L.P., TPG IV, Inc., TPG IV – AIV 2, TPG V, L.P., TPG V, Inc., TPG V – AIV 2, TPG FOF V – A, TPG FOF V – B and Field Holdings, the “Sellers”) and Giant Merger Sub, Inc. The transactions contemplated by the Transaction Agreement did not require the payment of any cash consideration by the Reporting Persons to acquire Issuer Common Stock.

Item 4. Purpose of Transaction

Transaction Agreement

On March 10, 2008, pursuant to the Transaction Agreement, 139,445,038 shares of Issuer Common Stock were issued to the Sellers in exchange for all of the BCH Equity Interests owned by the Sellers. After this exchange, the TPG Funds directly owned 132,158,875 shares of Issuer Common Stock representing approximately 38.8% of the outstanding shares of Issuer Common Stock.

Stockholders Agreement

As a condition and inducement to enter into the Transaction Agreement, the Issuer, the Coors Family Stockholders named therein (the “Coors Family Stockholders”), Clayton, Dubilier & Rice Fund V Limited Partnership (the “CDR Fund”), EXOR Group S.A. (“EXOR”), Field Holdings, TPG IV, L.P., TPG IV, Inc., TPG V, L.P., TPG V, Inc. and the TPG Funds (the Coors Family Stockholders, the CDR Fund, EXOR, Field Holdings, TPG IV, L.P., TPG IV, Inc., TPG V, L.P., TPG V, Inc. and the TPG Funds, collectively the “Covered Stockholders”) entered into a Stockholders Agreement, dated as of July 9, 2007 that became effective upon completion of the transactions on March 10, 2008 (the “Stockholders Agreement”).

Composition of the Issuer’s Board of Directors. Under the terms of the Stockholders Agreement, the board of directors of the Issuer will initially consist of thirteen members, which will include eight of the nine members of Graphic’s board of directors prior to the completion of the transactions contemplated by the Transaction Agreement, classified into three classes. Class I will initially consist of five members, and Classes II and III will each initially consist of four members. The initial term of each class, starting with Class I, will expire at the first, second and third annual meetings of stockholders following the completion of the transactions.

The Issuer’s board of directors presently consists of John R. Miller (Class II), G. Andrea Botta (Class I), Jeffrey H. Coors (Class I), Kevin J. Conway (Class I), Harold R. Logan, Jr. (Class III), David W. Scheible (Class I), John D. Beckett (Class II), Robert W. Tieken (Class III), George V. Bayly (Class III), Kelvin L. Davis (Class I), Michael G. MacDougall (Class II), Jeffrey Liaw (Class II) and Jack A. Fusco (Class III). Jeffrey H. Coors is the Coors Family Stockholders’ designee; Kevin J. Conway is the CDR Fund’s designee; and G. Andrew Botta is EXOR’s designee. Kelvin L. Davis, Michael G. MacDougall and Jeffrey Liaw are the TPG Funds’ designees (the TPG Funds and their permitted transferees, the “TPG Entities”).

The Stockholders Agreement provides that each of the Coors Family Stockholders, the CDR Fund, EXOR and the TPG Entities will have the right, subject to requirements related to stock ownership, to designate a certain number of individuals for nomination for election to the board of directors of the Issuer as described below. Each of the Coors Family Stockholders, the CDR Fund and EXOR is entitled to designate one individual for nomination for election to the board for so long as each such stockholder owns at least 3% of the fully diluted shares of Issuer Common Stock. The TPG Entities, as a group, are entitled to designate the following number of individuals for nomination for election to the Issuer’s board of directors for so long as they meet the requirements related to stock ownership specified below:

•	three individuals for so long as the TPG Entities own at least 20% of the fully diluted shares of Issuer Common Stock in the aggregate;

•

two individuals for so long as the TPG Entities own at least the lesser of (i) 16% of the fully diluted shares of Issuer Common Stock in the aggregate or (ii) the percentage of Issuer Common Stock then held by the Coors Family Stockholders, but not less than 10%; and

•	one individual for so long as the TPG Entities own at least 3% of the fully diluted outstanding shares of Issuer Common Stock.

In addition, the then serving Chief Executive Officer of the Issuer shall be nominated for election to the board.

The Stockholders Agreement further provides that each of the other directors, not designated in the manner described above, will be independent directors, designated for nomination by the nominating and corporate governance committee of the Issuer board of directors. An “independent director” is a director who: (i) is not an officer or employee of the Issuer or any of its affiliates, (ii) is not an officer or employee of any Covered Stockholder or, if such Covered Stockholder is a trust, a direct or indirect beneficiary of such trust and (iii) meets the standards of independence under applicable law and the requirements applicable to companies listed on the New York Stock Exchange.

Transfer Restrictions. Except for transfers to certain affiliated permitted transferees that agree to be bound by the Stockholders Agreement, the Covered Stockholders are generally restricted from transferring their shares until the expiration of a lock-up period of 180 days after the completion of the transactions. After the expiration of the lock-up period, the Covered Stockholders may transfer their shares:

•	to the Issuer or in a transaction approved by the Issuer board of directors;

•	pursuant to a public offering; or

•

pursuant to a transfer made in accordance with Rule 144 of the Securities Act or that is exempt from the registration requirements of the Securities Act, to any person so long as such transferee would not own in excess of 5% of the fully diluted shares of Issuer Common Stock.

Standstill Agreement. The Covered Stockholders are also subject to standstill provisions that generally restrict the Covered Stockholders from acquiring additional equity securities of the Issuer (or any rights to purchase equity securities) that would increase such Covered Stockholder’s beneficial ownership of Issuer Common Stock on a percentage basis greater than the percentage held as of the closing date of the transactions, or otherwise take action to increase such Covered Stockholder’s control over the Issuer. These restrictions prohibit the Covered Stockholders from taking the following actions, among other items:

•	acquiring the beneficial ownership of additional equity securities (or the rights to purchase equity securities) of the Issuer, subject to certain exceptions;

•	making or participating in any solicitation of proxies to vote any securities of the Issuer in an election contest;

•

participating in the formation of a group with respect to shares of Issuer Common Stock (except to the extent such group is formed with respect to the Stockholders Agreement or the registration rights agreement);

•	granting any proxy to any person other than the Issuer or its designees to vote at any meeting of the Issuer stockholders;

•	initiating or soliciting stockholders for the approval of one or more stockholder proposals with respect to the Issuer;

•	seeking to place a representative on the Issuer’s board of directors, except as contemplated by the Stockholders Agreement;

•	seeking to publicly call a meeting of the Issuer stockholders;

•	making any public announcement or proposal with respect to any form of business combination involving the Issuer; and

•	disclosing any plan to do any of the foregoing or assist or encouraging any third party to do any of the foregoing.

Once the TPG Entities transfer Issuer Common Stock such that their aggregate percentage holdings of the outstanding Issuer Common Stock drops below 25%, and then below 15%, respectively, the TPG Entities may not acquire beneficial ownership on a percentage basis of shares greater than 25% or 15%, as the case may be.

Effectiveness; Term of Stockholders Agreement. The Stockholders Agreement will terminate under the following circumstances:

•	by the unanimous consent of the Issuer and the Covered Stockholders;

•	with respect to any Covered Stockholder, at such time as such Covered Stockholder holds less than 3% of the fully diluted shares of Issuer Common Stock;

•	except with respect to the standstill provisions, at such time as no more than one of the Covered Stockholders holds more than 3% of the fully diluted shares of Issuer Common Stock;

•	except with respect to the standstill provisions, at such time as approved by each of the Covered Stockholders who holds in excess of 3% of the fully diluted shares of Issuer Common Stock; or

•

upon the fifth anniversary of the effective date of the Stockholders Agreement; provided, however, that the confidentiality provisions of the Stockholders Agreement shall survive for one year following the termination of the Stockholders Agreement.

Notwithstanding the foregoing, the standstill provisions of the Stockholders Agreement will terminate on the earlier of the date on which the TPG Entities or the Covered Stockholders other than the TPG Entities collectively, beneficially own less than 10% of the fully diluted shares of Issuer Common Stock and the third anniversary of the closing of the transactions; provided, however, that in no event will the standstill provisions of the Stockholders Agreement terminate prior to the second anniversary of the closing of the transactions.

Registration Rights Agreement

As a condition and inducement to enter into the Transaction Agreement, the Issuer, the Coors Family Stockholders named therein, the CDR Fund, EXOR, the Sellers, TPG IV – AIV 1, TPG V – AIV 1 and certain stockholders who became party to the agreement entered into a Registration Rights Agreement, dated as of July 9, 2007 that became effective immediately upon the completion of the transactions on March 10, 2008 (the “Registration Rights Agreement”).

Demand Registration Rights. The Registration Rights Agreement provides that 180 days after the completion of the transactions contemplated by the Transaction Agreement, the stockholder parties to the agreement representing 10% of the number of outstanding shares of Issuer Common Stock (for the first two requests) and 5% at all times thereafter (which percentage drops to 3% to the extent the stockholder has held less than 5% for more than 180 days prior to the request), may request on one or more occasions that the Issuer prepare and file a registration statement (including, except as to the initial registration, a shelf registration statement pursuant to Rule 415 under the Securities Act, providing for an offering to be made on a continuous basis, if so requested and if the Issuer is eligible to use Form S-3) relating to the sale of their Issuer Common Stock. Notwithstanding the previous sentence, the first request must be made by at least two of four of the Coors Family Stockholders, the CDR Fund, EXOR and the TPG Entities, although only one of such four stockholders actually need offer its shares, and the first registration and offering must be a marketed underwritten offering.

Upon receipt of such a request, the Issuer is required to promptly give written notice of such requested registration to all holders of registrable securities under the Registration Rights Agreement and, thereafter, to use its reasonable best efforts to effect the registration under the Securities Act of all registrable securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement. The Issuer is not required to effect a registration requested by the stockholder parties for 180 days after the effectiveness of the registration statement for the first registration effected pursuant to such a request. In all cases, the Issuer’s obligations to register the registrable securities are subject to the minimum and maximum offering size limitations set forth below.

The stockholder parties have the right to request that any offering requested by them under the Registration Rights Agreement be an underwritten offering. In such case, the requesting stockholder parties holding a majority of shares requested to be included in the registration will have the right to select one or more underwriters to administer the requested offering, subject to approval by the finance committee (described below), which shall not be unreasonably withheld. With respect to the first two requests to effect a registration, the Issuer will not be required to effect such registration if such requests relate to less than 10% of the outstanding shares of Issuer Common Stock. Any request for registration after the first two requests will be subject to a minimum offering size of 5% of the outstanding shares of Issuer Common Stock.

If the stockholder parties request registration of any of their shares of Issuer Common Stock, the Issuer is required to prepare and file a registration statement with the SEC as soon as possible, and no later than 60 days after receipt of the request (45 days in the case of a Form S-3 registration statement), subject to the right of the Issuer and the finance committee described below to delay such filing. The Issuer is permitted to postpone an offering for a reasonable time period that does not exceed 60 days if the Issuer’s board of directors determines that the offering would reasonably be expected to materially adversely affect or materially interfere with a material financing of the Issuer or a material transaction under consideration by the Issuer or would require disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which could materially adversely affect the Issuer, subject to certain limitations. If the Issuer is participating in a sale with other stockholders who have requested registration and the Issuer and holders of a majority of the shares requesting registration determine that the offering should be limited due to market conditions, the Issuer is permitted to include no more than 25% of its shares in the total number of shares of Issuer Common Stock being offered in such offering.

Incidental Registration Rights. In the event that the Issuer proposes to register equity securities, subject to certain limitations, the Issuer is required to promptly give written notice of such proposed registration to all holders of registrable securities. Under certain circumstances, the Issuer will be obligated to include in such registration the securities of such stockholders desiring to sell their Issuer Common Stock. If the Issuer is advised by the managing underwriters (or, in connection with an offering that is not underwritten, by an investment banking firm of nationally recognized standing involved in such offering) that the offering should be limited due to market conditions, securities being sold by the Issuer will have priority in being included in such registration.

Fees and Expenses. The Issuer is generally obligated to pay the expenses related to such registrations, except in the cases where stockholders requesting registration have refused to proceed with such registration.

Finance Committee. Under the terms of the Registration Rights Agreement, the Issuer and the Issuer stockholders party thereto will create a finance committee which will initially consist of two representatives designated by the TPG Entities, the chief executive officer of the Issuer, and one representative of each of the Coors Family Stockholders, the CDR Fund and EXOR. Each party’s right to membership on the Finance Committee ends at the same time as its right to nominate members of the Issuer’s board of directors ends under the Stockholders Agreement. The finance committee will have the authority to specify reasonable limitations on a registration or offering requested pursuant to the Registration Rights Agreement, including setting the maximum size of the registration or offering, the timing of registration or offering, the underwriters and the plan of distribution. Notwithstanding the foregoing, the finance committee does not have the authority to delay a proposed registration or offering for more than three months, subject to certain further limitations.

Termination. The Registration Rights Agreement will terminate on the earliest to occur of its termination by unanimous consent of the parties thereto, the date on which no shares of Issuer Common Stock subject to the agreement are outstanding, or the dissolution, liquidation or winding up of the Issuer.

The foregoing summaries of the Transaction Agreement, Stockholders Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 2, 3 and 4, respectively, which are incorporated herein by reference.

The Reporting Persons intend to seek to dispose of their shares of Issuer Common Stock (including, without limitation, distributing some or all of such shares to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions, the existence (and possible waiver of) the initial lock-up period and other investment considerations.

In addition to the foregoing, each Reporting Person, subject to the limitations imposed by the Stockholders Agreement, at any time and from time to time may directly or indirectly acquire additional shares of Issuer Common Stock or associated rights or securities exercisable for or convertible into Issuer Common Stock, depending upon an ongoing evaluation of its investment in Issuer Common Stock and securities exercisable for or convertible into Issuer Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, the Reporting Persons may engage in discussions with management, the Issuer board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

As a result of these activities, and subject to the limitations set forth in the Stockholders Agreement and the Registration Rights Agreement, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer by members of management, issuance of options to management, or their employment by the Issuer.

Other than as described above, each of the Reporting Persons reports that neither it, nor to its knowledge any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

As of March 10, 2008, as a result of the consummation of the Transaction Agreement, the TPG IV Funds collectively own 66,079,438 shares of Issuer Common Stock directly, representing 19.4% of the outstanding Issuer Common Stock. As described in greater detail in Item 2 above, Advisors IV through its affiliation with the TPG IV Funds may be considered to be the beneficial owner of the Issuer Common Stock directly owned by the TPG IV Funds.

As of March 10, 2008, as a result of the consummation of the Transaction Agreement, the TPG V Funds collectively own 66,079,437 shares of Issuer Common Stock directly, representing 19.4% of the outstanding Issuer

Common Stock. As described in greater detail in Item 2 above, Advisors V through its affiliation with the TPG V Funds may be considered to be the beneficial owner of the Issuer Common Stock directly owned by the TPG V Funds.

The shares of Issuer Common Stock beneficially owned by the TPG Funds represent approximately 38.8% of the outstanding shares of Issuer Common Stock as of March 10, 2008, assuming that there are 340,425,441 shares of Issuer Common Stock outstanding on such date. As described in greater detail in Item 2 above, David Bonderman and James G. Coulter are directors, officers and sole shareholders of Advisors IV and Advisors V. Therefore, Messrs. Bonderman and Coulter may be deemed to be the beneficial owners of the 132,158,875 shares of Issuer Common Stock directly held in the aggregate by the TPG Funds, which represents approximately 38.8% of the outstanding shares of Issuer Common Stock.

By virtue of the Stockholders Agreement and the Registration Rights Agreement, the Covered Stockholders may be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As members of the group, each of the Covered Stockholders may be deemed to beneficially own the Issuer Common Stock beneficially owned by the members of the group as a whole. If deemed a group, the Reporting Persons together with the other Covered Stockholders may be deemed to beneficially own, in the aggregate, 268,821,452 shares of Issuer Common Stock, representing approximately 79.0% of the Issuer Common Stock, based on the number of shares outstanding as of the close of business on March 10, 2008. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Issuer Common Stock held by any other Covered Stockholder.

(c) Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving shares of Issuer Common Stock.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act (incorporated by reference to the Agreement of Joint Filing, dated as of February 29, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., David Bonderman and James G. Coulter, (incorporated by reference to Exhibit 1 to the Schedule 13D filed on February 29, 2008)).

2.	Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

3.	Stockholders Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV, 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., (incorporated by reference to Exhibit 4.2 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

4.	Registration Rights Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2 L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. TPG Bluegrass V, Inc., BCH Management, LLC and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TPG ADVISORS IV, INC.

By:	/s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

TPG ADVISORS V, INC.

By:	/s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

By:	/s/ Clive D. Bode
Clive D. Bode, on behalf of David Bonderman (1)

By:	/s/ Clive D. Bode
Clive D. Bode, on behalf of James G. Coulter (2)

Dated: March 20, 2008

(1)	Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the Securities and Exchange Commission (“Commission”) as an exhibit to a Form 4 filed by Mr. Bonderman on March 1, 2007.
(2)	Clive D. Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 1, 2007.

SCHEDULE A

The names of the directors and the names and titles of the executive officers of Advisors IV and Advisors V and their principal occupations are set forth below. Each occupation set forth opposite an individual’s name refers to each of Advisors IV and Advisors V, and each individual is a United States citizen.

Name	Position	Address
David Bonderman	Chairman of the Board, President	301 Commerce Street Suite 3300 Fort Worth, TX 76102

James G. Coulter	Director, Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102

John E. Viola	Vice President, Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102

Clive D. Bode	Vice President, Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102

Thomas E. Reinhart	Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102

Jonathan J. Coslet	Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102

David Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102

G. Douglas Puckett	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102

S. Michelle Reese	Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act (incorporated by reference to the Agreement of Joint Filing, dated as of February 29, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., David Bonderman and James G. Coulter, (incorporated by reference to Exhibit 1 to the Schedule 13D filed on February 29, 2008)).

2.	Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007.

3.	Stockholders Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., (incorporated by reference to Exhibit 4.2 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007.

4.	Registration Rights Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2 L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. TPG Bluegrass V, Inc., BCH Management, LLC and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).